TRAVELERS SERIES FUND INC.
                   SMITH BARNEY MID CAP CORE PORTFOLIO

		   November 1, 2003 through April 30, 2004


	      Trade                             Purchase Trade		% of
Issuer	       Date		Selling Dlr  Shares   Price     Amount Issue(1)
China          12/12/2003 CS First Boston Corp. 1,440 $18.680 $26,899.00 0.09%A
 Life Insurance Co. Ltd.

Eyetech  	 1/29/2004 Morgan Stanley  1,050    21.000    22,050.00  0.50B
 Pharmaceuticals Inc.

Kinetic       2/23/2004  Merrill Lynch     4,350    30.000     130,500.00  0.56C
 Concepts Inc.




     (1) Represents purchases by all affiliated mutual funds and discretionary accounts; may not exceed 25% of the principal amount of the offering.

   A - Includes purchases of $2,681,701 by other affiliated mutual funds and discretionary accounts.
   B - Includes purchases of $607,950 by other affiliated mutual funds and discretionary accounts.
   C - Includes purchases of $2,869,500 by other affiliated mutual funds and discretionary accounts.